Exhibit 99.1

Bitauto Announces Second Quarter 2015 Unaudited Financial Results

BEIJING, August 6, 2015 - Bitauto Holdings Limited (“Bitauto” or the “Company”) (NYSE: BITA), a leading provider of internet content and marketing services for China’s fast-growing automotive industry, today announced its unaudited financial results for the second quarter 2015 ended June 30, 20151.

Second Quarter 2015 Highlights

•	Revenue in the second quarter of 2015 was RMB1.01 billion (US$162.2 million), a 92.5% increase from the corresponding period in 2014.

•	Gross profit in the second quarter of 2015 was RMB682.1 million (US$110.0 million), a 62.7% increase from the corresponding period in 2014.

•	Non-GAAP profit in the second quarter of 2015 was RMB122.6 million (US$19.8 million), compared to a non-GAAP profit of RMB124.2 million (US$20.0 million) in the corresponding period in 2014.

•	Non-GAAP basic and diluted profit per ADS in the second quarter of 2015 was RMB1.91 (US$0.31) and RMB1.66 (US$0.27), respectively.

Mr. William Li, chief executive officer and chairman of Bitauto commented, “We are pleased to have concluded the second quarter of 2015 with solid results including top-line growth of 92.5% year-over-year. Our EP platform business maintained a strong performance with 191.2% year-over-year growth in the second quarter.”

“In our core business segment, the company generated over 25 million sales leads for our automobile customers during the second quarter, with the share of leads generated from mobile continuing to rise. Our transaction platforms provided China’s leading automobile buying experience to a growing number of consumers, and we received positive market feedback for our expanding suite of transaction services. We were also pleased with the steady growth of JD.com’s automobile channel operated by Bitauto, on which both sides have been collaborating closely since its launch on April 15, 2015.”

“In the quarters ahead, Bitauto will continue to execute on our three core business strategies. First, we plan to strengthen our transaction services, including our automobile transaction, CRM and automotive financing services, and promote the development of our EP platform. Second, we expect to increase investment in our offline service infrastructure to create an even better customer experience, and to strengthen Bitauto’s brand in the automobile transaction market. Third, we plan to continue to increase our investment in optimizing Bitauto’s mobile products and services. We are confident that these strategies will further solidify our industry leadership.”

[1]

This announcement contains translations of certain amounts in Renminbi into U.S. dollars at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.2000 to US$1.00, the effective noon buying rate as of June 30, 2015 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

Mr. Andy Zhang, chief financial officer of Bitauto, commented, “During the second quarter we continued to see healthy top line growth driven by strength in our core businesses along with the expansion of our transaction services and mobile offerings. In particular, transaction services grew substantially to over 15% of total revenue for the second quarter. Looking ahead, we will remain committed to our core business strategies while continuing to invest in our transaction services business and in growing brand awareness to further strengthen Bitauto’s position in China’s automobile market.”

Second Quarter 2015 Results

Bitauto reported revenue of RMB1.01 billion (US$162.2 million) for the second quarter of 2015, including advertising and subscription revenue of RMB902.6 million (US$145.6 million) and agent service revenue 2 of RMB102.9 million (US$16.6 million), representing a 92.5% increase from the corresponding period in 2014. The increase in revenue was primarily attributable to the growth of the EP platform business, the advertising business and the digital marketing solutions business.

Cost of revenue for the second quarter of 2015 was RMB323.5 million (US$52.2 million), representing a year-over-year increase of 214.0% from RMB103.0 million (US$16.6 million). Cost of revenue as a percentage of revenue in the second quarter of 2015 was 32.2%, compared to 19.7% in the corresponding period in 2014. The increase in cost of revenue was mainly due to an increase in direct costs in transaction services on the EP platform and other higher-direct-cost services.

Gross profit for the second quarter of 2015 was RMB682.1 million (US$110.0 million), representing a 62.7% increase from the corresponding period in 2014.

Selling and administrative expenses were RMB667.7 million (US$107.7 million) for the second quarter of 2015, representing an increase of 160.9% from the corresponding period in 2014. This increase was primarily attributable to an increase in expenses relating to the Company’s mobile marketing efforts and an increase in amortization of intangible assets related to our strategic cooperation with JD.com.

Product development expenses were RMB76.6 million (US$12.4 million) for the second quarter of 2015, a 142.6% increase from the corresponding period in 2014. The increase was primarily due to an increase in product development headcount and related expenses.

[2]	The agent service revenue is primarily derived from fees received for assisting customers in placing advertisements, organizing promotional activities to promote their products, and from performance–based rebates from the media vendors.

Share-based payment expenses, which were allocated to related operating expense line items, were RMB27.1 million (US$4.4 million) in the second quarter of 2015, compared to RMB8.3 million (US$1.3 million) in the corresponding period in 2014. The increase was mainly due to the granting of restricted share units in 2015.

IFRS operating loss in the second quarter of 2015 was RMB48.4 million (US$7.8 million), compared to an operating profit of RMB132.0 million (US$21.3 million) in the corresponding period in 2014. This was primarily attributable to the increase in expenses relating to the increase in headcount and employee salaries and benefits, marketing efforts, amortization of intangible assets related to our strategic cooperation with JD.com, as well as direct costs in transaction services on the EP platform and other higher-direct-cost services.

Non-GAAP operating profit in the second quarter of 2015 was RMB128.3 million (US$20.7 million), compared to a non-GAAP operating profit of RMB140.3 million (US$22.6 million) in the corresponding period in 2014.

Income tax expense in the second quarter of 2015 was RMB16.7 million (US$2.7 million), compared to an income tax expense of RMB20.9 million (US$3.4 million) in the corresponding period in 2014.

IFRS loss in the second quarter of 2015 was RMB59.2 million (US$9.6 million), compared to an IFRS profit of RMB115.9 million (US$18.7 million) in the corresponding period in 2014. Basic and diluted loss per ADS, each representing one ordinary share, in the second quarter of 2015 amounted to RMB1.02 (US$0.16) and RMB1.02 (US$0.16), respectively.

Non-GAAP profit in the second quarter of 2015 was RMB122.6 million (US$19.8 million), compared to a non-GAAP profit of RMB124.2 million (US$20.0 million) in the corresponding period in 2014. Non-GAAP basic and diluted profit per ADS in the second quarter of 2015 amounted to RMB1.91 (US$0.31) and RMB1.66 (US$0.27), respectively.

Second Quarter 2015 Business Segment Results

Revenue from the advertising business for the second quarter of 2015 was RMB413.3 million (US$66.7 million), representing a 37.5% increase from the corresponding period in 2014. The increase was attributable to better brand recognition of the bitauto.com website due to its leading position as one of the most effective auto vertical destinations in China as well as an increase in advertising spending by automaker customers.

Cost of revenue for the advertising business for the second quarter of 2015 was RMB75.0 million (US$12.1 million), representing a year-over-year increase of 76.5% from RMB42.5 million (US$6.9 million) for the corresponding period in 2014. This was mainly due to an increase in higher-direct-cost services. Cost of revenue as a percentage of revenue in the second quarter of 2015 was 18.1%, compared to 14.1% in the corresponding period in 2014.

Gross profit from the advertising business for the second quarter of 2015 was RMB338.3 million (US$54.6 million), representing a 31.1% increase from the corresponding period in 2014.

Operating profit from the advertising business for the second quarter of 2015 was RMB97.6 million (US$15.7 million), representing a 6.4% increase from the corresponding period in 2014.

Revenue from the EP platform business for the second quarter of 2015 was RMB489.4 million (US$78.9 million), representing a 191.2% increase from the corresponding period in 2014. The increase was attributable to an increase in transaction services including automobile transactions, customer relationship management and automotive financing services, as well as an increase in the number of paid customers.

Cost of revenue for the EP platform business for the second quarter of 2015 was RMB188.4 million (US$30.4 million), representing a year-over-year increase of 535.0% from RMB29.7 million (US$4.8 million) for the corresponding period in 2014. This was mainly due to an increase in direct costs in transaction services on the EP platform. Cost of revenue as a percentage of revenue in the second quarter of 2015 was 38.5%, compared to 17.7% in the corresponding period in 2014.

Gross profit from the EP platform business for the second quarter of 2015 was RMB301.0 million (US$48.5 million), representing a 117.5% increase from the corresponding period in 2014.

Operating loss from the EP platform business for the second quarter of 2015 was RMB159.2 million (US$25.7 million), compared to an operating profit of RMB45.4 million (US$7.3 million) in the corresponding period in 2014. This was primarily attributable to the increased investment in transaction services on the EP platform and an increase in amortization of intangible assets related to our strategic cooperation with JD.com.

Revenue from the digital marketing solutions business for the second quarter of 2015 was RMB102.9 million (US$16.6 million), representing a 91.7% increase from the corresponding period in 2014, which reflects an increase in the number of advertising customers.

Cost of revenue for the digital marketing solutions business for the second quarter of 2015 was RMB60.1 million (US$9.7 million), representing a year-over-year increase of 94.7% from RMB30.9 million (US$5.0 million) for the corresponding period in 2014. The increase was mainly due to an increase in direct costs for the customer support services such as marketing activities and website design and maintenance for our customers.

Gross profit from the digital marketing solutions business for the second quarter of 2015 was RMB42.8 million (US$6.9 million), representing an 87.6% increase from the corresponding period in 2014.

Operating profit from the digital marketing solutions business for the second quarter of 2015 was RMB13.2 million (US$2.1 million), compared to an operating loss of RMB5.2 million (US$0.8 million) in the corresponding period in 2014.

As of June 30, 2015, the Company had cash and cash equivalents, time deposits and restricted cash of RMB5.13 billion (US$827.3 million). Cash used in operating activities, cash used in investing activities such as capital expenditures, and cash from financing activities in the second quarter of 2015 were RMB394.9 million (US$63.7 million), RMB587.5 million (US$94.8 million), and RMB97.6 million (US$15.7 million), respectively.

Gross billings 3 in the second quarter of 2015 was RMB1.34 billion (US$215.7 million), compared to RMB798.7 million (US$128.8 million) in the corresponding period in 2014.

Bills receivables, representing short-term notes receivable issued by financial institutions that entitle the Company to receive the full face amount from the financial institutions at maturity, which generally range from three to six months from the date of issuance, was RMB88.1 million (US$14.2 million) as of June 30, 2015, compared to RMB104.7 million (US$16.9 million) as of December 31, 2014.

Trade receivables was RMB1.82 billion (US$293.2 million) as of June 30, 2015, compared to RMB1.34 billion (US$216.7 million) as of December 31, 2014. This increase was in line with gross billings growth.

The number of employees totaled 3,965 as of June 30, 2015, representing a 59.5% increase from the same period in 2014. This was primarily due to higher headcount in Bitauto’s customer support service teams as the Company expands its offline service infrastructure to enhance the automobile buying experience, as well as increased headcount in Bitauto’s mobile product development team.

[3]	For the advertising agent services the Company provides, the Company acts as an agent in placing advertisements on the websites of the media vendors on behalf of the automaker customers. The Company receives fees in the capacity of an agent for assisting automaker customers in placing advertisements on media vendors’ websites, and therefore, records the fees on a net basis in its consolidated financial statements. The net fees recognized from each such transaction amount to a relatively small percentage of the related trade receivables or payables recorded on a gross basis. For the advertising services the Company provides, the Company acts as the principal in the arrangement and records revenues on a gross basis in its consolidated financial statements. Revenues are recognized only after the amount has been contractually agreed with the customers, the advertisements have been published and when the collectability is reasonably assured. For both the advertising agent services and advertising services provided, the Company enters into publishing schedule agreements with its automaker and automobile dealer customers, and related advertising agreements with the media vendors who are then obligated to place the advertisements according to the Company’s customers’ publishing schedule agreements. At such time, the Company records receivables from the customers and, in the same amount, corresponding payables due to the media vendors on a gross basis. Such payments are conducted through the Company. Gross billings include the gross value of advertisements placed by the Company’s customers that correspond to the gross payables recorded due to the media vendors.

Recent Updates

As of June 30, 2015, the Company had a total of 63,311,294 ordinary shares, with 34,388,244 ADSs issued and outstanding. Each ADS represents one ordinary share of the Company. Non-GAAP basic and diluted per ADS figures for the second quarter of 2015 were calculated using a weighted average of 60,116,280 and 62,500,994 ADSs, respectively.

Third Quarter 2015 Outlook

Bitauto currently expects to generate revenue in the range of RMB1.00 billion (US$161.3 million) to RMB1.05 billion (US$169.4 million) in the third quarter of 2015, representing a 64.5% to 72.7% year-over-year increase. Bitauto currently expects non-GAAP profit attributable to ordinary shareholders of the parent in the range of RMB95.0 million (US$15.3 million) to RMB105.0 million (US$16.9 million) in the third quarter of 2015, representing a 24.9% to 32.1% year-over-year decrease.

This forecast takes into consideration seasonality factors in Bitauto’s business, and excludes any impact of foreign currency fluctuation. It reflects management’s current and preliminary view, which is subject to change.

Additional Updates on the Preliminary Results for the First Quarter of 2015

The Company announced its preliminary results for the quarter ended March 31, 2015 on May 8, 2015 with a loss of RMB2.8 million attributable to ordinary shareholders of the parent. After further review of relevant supporting documents, as well as valuation reports, the Company has recently determined that in accordance with IFRS, an additional gain from deemed disposal of a joint venture of RMB64.7 million and a loss of RMB12.3 million resulted from the fair value changes of the financial instruments shall be recorded for the first quarter of 2015. As a result, profit attributable to ordinary shareholders of the parent for the first quarter of 2015 was adjusted to a profit of RMB49.7 million. The adjustment has no impact to the Company’s revenue, gross profit, operating loss, cash flow and the non-GAAP basic and diluted profit per ADS for the first quarter of 2015.

Conference Call Information

Bitauto’s management will hold an earnings conference call on August 6, at 8 PM U.S. Eastern Time (August 7, 8 AM Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1-845-6750-437 or +1-866-5194-004
Hong Kong:	+852-3018-6771 or 800-906-601
China:	800-8190-121 or 400-6208-038
International:	+65-6713-5090

Conference ID:	94038114

A replay of the conference call may be accessed by phone at the following number until August 15, 2015:

US:	+1-855-4525-696
International:	+61-2-8199-0299

Conference ID:	94038114

Additionally, a live and archived webcast of this conference call will be available at http://ir.bitauto.com.

About Bitauto Holdings Limited

Bitauto Holdings Limited (NYSE: BITA) is a leading provider of internet content and marketing services for China’s fast-growing automotive industry. Bitauto manages its businesses in three segments: its advertising business, EP platform business, and digital marketing solutions business.

Bitauto’s advertising business offers a variety of advertising services mainly to automakers through its bitauto.com and taoche.com websites, which provide consumers with up-to-date automobile pricing and promotional information, specifications, reviews and consumer feedback. Bitauto’s EP platform business provides web-based and mobile-based integrated digital marketing solutions to automobile customers in China. The platform enables dealer customers to create their own online showrooms, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of purchase-minded customers and effectively market their automobiles to consumers online. In 2014, the platform began providing automobile customers with additional transaction services, including automobile transaction, customer relationship management and automotive financing services, which are intended to optimize the automobile purchase experience and facilitate completion of transactions. Bitauto’s digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising agent services.

For more information, please visit ir.bitauto.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for third quarter of 2015 and the quotations from management in this announcement, as well as Bitauto’s strategic and operational plans, contain forward-looking statements. Bitauto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Bitauto’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the automobile industry and the internet marketing industry in China; our expectations regarding demand for and market acceptance of our services and service delivery model; our expectations regarding enhancing our brand recognition; our expectations regarding keeping and strengthening our relationships with major customers, partner websites and media vendors; relevant government policies and regulations relating to our businesses, automobile purchases and ownership in China; our ability to attract and retain quality employees; our ability to stay abreast of market trends and technological advances; competition in our industry in China and internationally; general economic and business conditions in China; and our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Bitauto’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Bitauto does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Bitauto undertakes no duty to update such information, except as required under applicable law.

Use of Non-GAAP Financial Measures

Bitauto’s management supplements the data it receives regarding IFRS profit with non-GAAP profit, which excludes from IFRS profit the charges relating to (i) share-based payments; (ii) amortization of intangible assets resulting from asset and business acquisitions; (iii) fair value adjustment of contingent considerations; (iv) gain or loss from deemed disposal of a joint venture; (v) changes in fair value of financial instruments and (vi) share of amortization of equity investments’ intangible assets not on their books. This non-GAAP financial measure provides Bitauto’s management with the ability to assess its operating results without considering the impact of non-cash charges resulting from share-based payments. Furthermore, this non-GAAP financial measure eliminates the impact of item(s) that Bitauto does not consider indicative of the performance of its business.

The use of non-GAAP profit has certain limitations. Share-based payments have been and will continue to be incurred and are not reflected in the presentation of the non-GAAP profit. This non-GAAP financial measure should be considered in addition to results prepared in accordance with IFRS, and should not be considered a substitute for or superior to IFRS results. In addition, non-GAAP profit may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as Bitauto does.

Reconciliation of this non-GAAP financial measure to the most directly comparable IFRS financial measure is set forth at the end of this release.

For investor and media inquiries, please contact:

China

IR Department

Bitauto Holdings Limited

Tel: +86-10-6849-2145

ir@bitauto.com

SELECTED CONSOLIDATED FINANCIAL DATA

Consolidated statements of comprehensive income data

	For the Three Months Ended
	June 30, 2014 RMB Unaudited	June 30, 2015 RMB Unaudited

Revenue	522,320,252	1,005,527,935
Cost of revenue	(103,009,159)	(323,468,612)

Gross profit	419,311,093	682,059,323

Selling and administrative expenses	(255,946,626)	(667,728,776)
Product development expenses	(31,578,122)	(76,618,578)
Other gains, net	202,929	13,865,336

Operating profit/(loss)	131,989,274	(48,422,695)

Interest income	3,391,414	10,606,633
Interest expense	(187,142)	(1,091,369)
Changes in fair value of financial instruments	—	(4,061,557)
Share of profits of associates and joint ventures	1,553,347	529,491
Loss from deemed disposal of a joint venture	—	(136,256)

Profit/(loss) before tax	136,746,893	(42,575,753)

Income tax expense	(20,874,029)	(16,664,631)

Profit/(loss) for the period	115,872,864	(59,240,384)

Total comprehensive income/(loss) for the period	115,529,055	(4,273,241)

Profit/(loss) for the period attributable to:
Ordinary shareholders of the parent	115,872,864	(61,561,266)

Total comprehensive income/(loss) for the period attributable to:
Ordinary shareholders of the parent	115,529,055	(6,594,123)

Other financial data (unaudited)
Non-GAAP profit for the period	124,190,287	122,566,801

Reconciliation of IFRS profit/(loss) to non-GAAP profit

	For the Three Months Ended
	June 30, 2014 RMB Unaudited	June 30, 2015 RMB Unaudited

Profit/(loss) for the period	115,872,864	(59,240,384)
Share-based payments	8,317,423	27,093,946
Amortization of intangible assets resulting from asset and business acquisitions	—	149,610,299
Fair value adjustment of contingent considerations	—	888,627
Changes in fair value of financial instruments	—	4,061,557
Loss from deemed disposal of a joint venture	—	136,256
Share of amortization of equity investments’ intangible assets not on their books	—	16,500

Non-GAAP profit for the period	124,190,287	122,566,801

SELECTED CONSOLIDATED FINANCIAL DATA

Consolidated statements of financial position data

	December 31, 2014 RMB Audited	June 30, 2015 RMB Unaudited

Assets
Trade receivables	1,343,373,607	1,817,759,486
Bills receivables	104,716,846	88,109,823
Restricted cash	—	232,316,800
Time deposits	61,190,000	2,276,093,280
Cash and cash equivalents	1,221,472,624	2,621,081,162
Other current assets	186,260,356	314,525,749
Non-current assets	758,293,805	4,712,930,935

Total assets	3,675,307,238	12,062,817,235

Liabilities
Trade payables	589,152,700	775,741,488
Other current liabilities	838,380,130	968,487,328
Non-current liabilities	86,859,499	1,672,841,121

Total liabilities	1,514,392,329	3,417,069,937

Total equity	2,160,914,909	8,645,747,298

Total liabilities and equity	3,675,307,238	12,062,817,235

Operating segment information

	For the Three Months Ended
	June 30, 2014	% of Revenue	June 30, 2015	% of Revenue	% Change
	RMB000s Unaudited		RMB000s Unaudited
Advertising business
- Revenue	300,567		413,266		37.5%
- Gross profit	258,097	85.9%	338,299	81.9%	31.1%
- Operating profit	91,709	30.5%	97,607	23.6%	6.4%
- Non-GAAP operating profit	96,491	32.1%	108,743	26.3%	12.7%

EP platform business
- Revenue	168,076		489,368		191.2%
- Gross profit	138,409	82.3%	300,978	61.5%	117.5%
- Operating profit/(loss)	45,446	27.0%	(159,224)	(32.5%)	(450.4%)
- Non-GAAP operating profit	48,124	28.6%	3,581	0.7%	(92.6%)

Digital marketing solutions business
- Revenue	53,677		102,894		91.7%
- Gross profit	22,805	42.5%	42,782	41.6%	87.6%
- Operating (loss)/profit	(5,165)	(9.6%)	13,194	12.8%	(355.5%)
- Non-GAAP operating (loss)/profit	(4,308)	(8.0%)	15,957	15.5%	(470.4%)